 As filed with the Securities and Exchange Commission on June 14, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

June 14, 2006

TELE2 ACQUIRES MINORITY STAKES IN ITS RUSSIAN MOBILE OPERATIONS IN OMSK

Stockholm - Tele2 AB (publ), Europe’s leading alternative telecoms operator, today announced that, in line with its long-term strategy for Russia, it has acquired the remaining minority stakes in Siberian Cellular Communications, in the Russian region of Omsk.

After this acquisition, Tele2 has increased its holding in Siberian Cellular Communications from 70% to 100%. Tele2’s operations in Omsk have been very successful and the company is the region’s leading mobile operator with a market share of over 35%.

CONTACTS

Lars-Johan Jarnheimer	Telephone: + 46 8 5626 4000
President and CEO, Tele2 AB

Håkan Zadler	Telephone: +46 8 5626 4000
CFO, Tele2 AB

Dwayne Taylor	Telephone: + 44 20 7321 5038
Lena Krauss	Telephone: + 46 8 5620 0045
Investor enquiries

Visit our web site at www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2’s mission is to provide cheap and simple telecom for everyone in Europe. Tele2 always strives to offer the market’s best prices. We have 31 million customers in 22 countries. Tele2 offers fixed and mobile telephony, broadband, data network services, cable TV and content services. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies. Tele2 has been listed on Stockholmsbörsen since 1996. In 2005 we had operating revenue of SEK 50 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: June 14, 2006